FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2021

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 1 July 2021

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	01 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.2	Stock Exchange announcement dated	02 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.3	Stock Exchange announcement dated	03 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.4	Stock Exchange announcement dated	04 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.5	Stock Exchange announcement dated	07 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.6	Stock Exchange announcement dated	08 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.7	Stock Exchange announcement dated	09 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.8	Stock Exchange announcement dated	10 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.9	Stock Exchange announcement dated	11 June 2021	entitled	‘Director/PDMR Shareholding’
Exhibit	99.10	Stock Exchange announcement dated	11 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.11	Stock Exchange announcement dated	14 June 2021	entitled	‘Director/PDMR Shareholding’
Exhibit	99.12	Stock Exchange announcement dated	14 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.13	Stock Exchange announcement dated	15 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.14	Stock Exchange announcement dated	16 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.15	Stock Exchange announcement dated	17 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.16	Stock Exchange announcement dated	18 June 2021	entitled	‘Director/PDMR Shareholding’
Exhibit	99.17	Stock Exchange announcement dated	18 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.18	Stock Exchange announcement dated	21 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.19	Stock Exchange announcement dated	22 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.20	Stock Exchange announcement dated	23 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.21	Stock Exchange announcement dated	24 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.22	Stock Exchange announcement dated	25 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.23	Stock Exchange announcement dated	28 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.24	Stock Exchange announcement dated	29 June 2021	entitled	‘Transaction in own shares’
Exhibit	99.25	Stock Exchange announcement dated	30 June 2021	entitled	‘Transaction in own shares’